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09059375

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SEC Mail Processing Section

MAY 26 2009

Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2008 (MM/DD/YY) AND ENDING MARCH 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TITUS FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6850 TPC DRIVE, STE. 112
(No. and Street)

MCKINNEY	TX	75070
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JACK L SHARP (972) 317-9575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JACK L SHARP, CPA
(Name – *if individual, state last, first, middle name*)

2300 HIGHLAND VILLAGE RD., STE. 650	HIGHLAND VILLAGE	TX	75077
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, WILLIAM G STAPLETON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TITUS FINANCIAL, INC., as of MArch 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUDITH L. ALDERETE
MY COMMISSION EXPIRES
July 3, 2010

Judith L. Alderete
Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DBS &CO.
Dance, Bigelow, Sharp & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder
of Titus Financial, Inc.

We have audited the accompanying financial statements of Titus Financial, Inc. (a Texas corporation) as of March 31, 2009 and 2008 and the related statements of income, changes in stockholder's equity, liabilities subordinated to the claims of creditors and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Titus Financial, Inc. as of March 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Security Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dance, Bigelow, Sharp & Co., LLP
Highland Village, Texas
May 18, 2009

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

TITUS FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2009 AND 2008

ASSETS

	as of March 31, 2009	as of March 31, 2008
CURRENT ASSETS:		
Cash	$ 94,339	$ 124,028
Accounts receivable	16,670	1,000
Prepaid income tax	9,714	-
Prepaid expense	8,328	7,119
Total Current Assets	129,051	132,147
TOTAL ASSETS	$ 129,051	$ 132,147

LIABILITIES AND STOCKHOLDER EQUITY

	2009	2008
CURRENT LIABILITIES:		
Accrued expenses	$ 6,744	$ 12,253
Accured income tax	-	13,126
Total Current Liabilities	6,744	25,379
STOCKHOLDER EQUITY :		
Common stock, no par value, 100,000 shares authorized, 1,000 shares issued and outstanding	53,983	53,983
Additional paid-in capital	2,614	2,614
Retained earnings	65,710	50,171
Total Stockholder Equity	122,307	106,768
TOTAL LIABILITIES AND STOCKHOLDER EQUITY	$ 129,051	$ 132,147

The accompanying notes are an integral part of the financial statements

TITUS FINANCIAL, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED MARCH 31, 2009 AND 2008

	For the year ended March 31, 2009	2008
REVENUES :		
Commission income	$ 990,390	$ 575,118
Other income	-	35,000
Interest income	2,416	1,734
Total income	992,806	611,852
EXPENSES:		
Commissions	794,632	377,851
Conulting fees	95,000	79,500
Rent	84,325	37,200
Equipment expense	38,537	37,424
Office expense	56,801	38,295
Professional fees	25,231	25,168
Registration expense	31,017	23,767
Salary and wages	3,005	22,500
Staff charges	72,000	-
Taxes	20,250	24,480
Travel	19,425	6,204
Miscellaneous expense	3,076	1,455
Expense reimbursement	(269,202)	(136,062)
Total expenses	974,097	537,782
INCOME BEFORE INCOME TAXES	18,709	74,070
PROVISION FOR TAXES	3,170	13,126
NET INCOME	$ 15,539	$ 60,944

TITUS FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF MARCH 31, 2009 AND 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Totals
BALANCE, MARCH 31, 2007	$ 53,983	$ 2,614	$ (10,773)	$ 45,824
Net Loss			60,944	60,944
BALANCE, MARCH 31, 2008	53,983	2,614	50,171	106,768
Net Income			15,539	15,539
BALANCE, MARCH 31, 2009	$ 53,983	$ 2,614	$ 65,710	$ 122,307

TITUS FINANCIAL, INC.
STATEMENT OF LIABILITIES SUBORDINATED TO THE CLAIMS OF CREDITORS
MARCH 31, 2009 AND 2008

The Company had no liabilities subordinated to creditors at March 31, 2009, nor at March 31, 2008.

The accompanying notes are an integral part of these financial statements.

TITUS FINANCIAL, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2009 AND 2008

	For the year ended March 31, 2009	2008
Cash flows from operating activities -		
Net income (loss)	$ 15,539	$ 60,944
Adjustments to reconcile net earnings to net cash provided (used) by operating activities -		
Net Change:		
Prepaid expenses	(1,209)	4,512
Accounts receivable	(15,670)	(1,000)
Prepaid income tax	(9,714)	-
Accrued expenses	(5,509)	(33,517)
Taxes payable	(13,126)	13,126
Net cash provided by operating activities	(29,689)	44,065
Net change in cash	(29,689)	44,065
Cash at beginning of year	124,028	79,963
Cash at end of year	$ 94,339	$ 124,028

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ 3,170	$ 13,126

TITUS FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2009 AND MARCH 31, 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization –

Titus Financial, Inc. (the Company), a Texas Corporation, was incorporated on July 31, 1990. The name was changed effective February 13, 1998, in connection with a change in stock ownership. The Company operates as a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in several different states. It is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation.

Method of Accounting –

The accounts of the Company are maintained on the accrual method of accounting with transactions recorded on a trade date basis.

Cash and cash equivalents –

For the purpose of cash flow, the Company considers financial instruments with the original maturity of three months or less to be cash equivalents.

Accounting estimates –

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

Income taxes –

The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes". Under SFAS No. 109, an asset and liability approach is required. Such approach results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. Income reported for financial statement purposes is the same as taxable income, as defined in the Internal Revenue Code for the years ended March 31, 2009 and 2008. The company did not have deferred tax assets or liabilities at March 31, 2009 or 2008.

Adoption of SFSA No. 130 -

The Company adopted SFSA No. 130, Reporting Comprehensive Income. Certain prior year's balances have been reclassified in order to conform to the current year presentation.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c#-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed at 15 to 1. At March 31, 2009, the Company had a net capital of $97,178 which was $92,178 over the required minimum net capital of $5,000 and at March 31, 2009 the Company had net capital of $98,649 which was $93,649 over the minimum required.

3. ECONOMIC DEPENDENCY

All of the Company's business is dependent upon an affiliated company that has common ownership. This affiliated company originates all of the oil and gas working interests marketed by the Company. The loss of this origination could have a material adverse effect on the Company.

4. INCOME TAXES

At March 31, 2007 the Company had an operating loss carry forward for U.S. federal income tax purposes of $2,543 of which $2,543 was utilized for the year ending March 31, 2008. For the years ending March 31 2009 and 2008, the Company had federal income tax expense of $3,170 and $13,126, respectively.

5. RELATED PARTY TRANSACTIONS

Most of the Company's revenue was generated from an affiliated company. These companies have common ownership. During the fiscal years ending March 31, 2009 and 2008, the Company received commission income of $990,390 and 575,118, respectively and operating expense reimbursements of $269,202 and $136,062, respectively.

Beginning April 1, 2006, the Company entered into an Exclusive Service and Support Agreement with this affiliate in accordance with a mandate from the National Association of Security Dealers whereby the Company would be charged its pro-rata share of common expenses such as rent, professional fees, equipment expenses and office expense. The Exclusive Service and Support Agreement was modified as of August 1, 2008 whereby the monthly charges were modified and a new charge for support staff was added. Under the terms of the agreement the Company would be reimbursed for these expenses by the affiliate.

The charges per month for the years ending on March 31, 2009 and 2008 are as follows:

Monthly charges based on the Exclusive Service and Support Agreement in effect on:

Category		4/1/2006		8/1/2008
Rent		$ 3,100		$ 8,991
Professional fees		1,246		963
Equipment charges		3,119		3,150
Office expense		3,191		5,505
Staff charges		-		9,000

SUPPLEMENTARY INFORMATION

TITUS FINANCIAL, INC.
SUPPLEMENTARY INFORMATION
MARCH 31, 2009

1. Computation of net capital and aggregate indebtedness under Rule 15c3-1

Stockholders' equity	$ 122,307
Haircut for certificates of deposit	131
Less non-allowable assets:	24,998
Net capital	97,178
Minimum net capital required	(5,000)
Excess (deficit) net capital	$ 92,178
Aggregate indebtedness to net capital:	
Accounts payable and accrued expenses	$ 6,744
Aggregate indebtedness	$ 6,744
Ratio: aggregate indebtedness to net capital	7%

The difference between the above computation of net capital pursuant to rule 15c3-1 and that filed with the Company's unaudited Macrh 31, 2009 Focus Report is as follows;

March 31, 2009 FOCUS Report:	$ 80,189
Increase in income	16,989
March 31, 2009 Net Capital	$ 97,178

2. Computation for determination of reserve requirements under Rule 15c3-3

The Company operates under the exemptive provisions of paragraph k,(2),I of SEC Rule 15c3-3

3. Information relating to the possession or control requirements under Rule15c3-3

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer's funds or securities as of March 31, 2009

DBS &CO.

Dance, Bigelow, Sharp & Co., LLP

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Titus Financial, Inc.
McKinney, Texas

In planning and performing our audit of the financial statements of Titus Financial, Inc. (the Company), for the year ended March 31, 2009 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dance, Buzelow, Sharp & Co., LLP
Highland Village, Texas
May 18, 2009

TITUS FINANCIAL, INC.
AUDITED FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5
MARCH 31, 2009 AND 2008